Exhibit 99.1

Li-Cycle and Glencore Enter into Long-Term Commercial Agreements and Close Glencore $200 Million Investment in Li-Cycle

Li-Cycle and Glencore strategic commercial partnership creates an integrated platform supplying a global customer base with both primary and recycled critical battery materials

Glencore designated Li-Cycle as a preferred global lithium-ion battery recycling partner

Glencore Head of Recycling joins Li-Cycle’s Board of Directors

TORONTO, Ontario (June 1, 2022) – Li-Cycle Holdings Corp. (NYSE: LICY) (“Li-Cycle” or the “Company”), an industry leader in lithium-ion battery resource recovery and the leading lithium-ion battery recycler in North America, today announced that it has executed long-term commercial agreements with Glencore plc (LON: GLEN) (“Glencore”), a leading provider of primary metals for the production of electric vehicle (EV) batteries. The Company also announced that Glencore has concurrently completed its previously announced $200 million investment in Li-Cycle through the purchase of a five-year convertible note, and that Kunal Sinha, Glencore’s Head of Recycling, has been appointed to Li-Cycle’s Board of Directors.

“We’re pleased to launch our strategic partnership with Glencore, enabling us to pursue our shared vision to enable sustainable, localized supply chains for electrification metals. I am confident that we can better serve our collective customers by leveraging our complementary capabilities and delivering an integrated approach by combining primary and recycled metal supply,” said Ajay Kochhar, Li-Cycle co-founder and Chief Executive Officer. “Further, Glencore’s investment bolsters Li-Cycle’s already strong balance sheet, further enhancing our ability to complete our current pipeline of Spoke and Hub facilities and meet our operating needs while maintaining financial flexibility.”

Glencore is a leading provider of primary metals for lithium-ion batteries and electric vehicles, including being the top producer of cobalt and a top three producer of class I nickel globally. Li-Cycle is a leading lithium-ion battery recycling company, driving value through the Company’s robust base of battery supply customers and its innovative Spoke & Hub Technologies™. Bringing Li-Cycle’s and Glencore’s complementary capabilities together will help accelerate the path to a circular economy for critical materials in the lithium-ion battery supply chain.

“Achieving our ambition of NetZero total emissions by 2050, requires working collaboratively with other like-minded partners. We are pleased to work with Li-Cycle as a key strategic partner in closing the loop for battery metals, at scale, in localized supply chains, with a sustainable footprint that effectively combines primary as well as recycled raw materials”, said Kunal Sinha, Glencore’s Head of Recycling and Li-Cycle’s newly-appointed director.

Completion of Commercial Agreements

With the commercial agreements in place, Glencore will become an important partner to source battery feedstock for Li-Cycle’s Spoke facilities, as well as both black mass and sulfuric acid for Li-Cycle’s Hub facilities. Glencore will also complement the Company’s existing partners through off-take and marketing of Li-Cycle’s battery-grade end products and certain by-products produced at the Company’s Spokes and Hubs. Li-Cycle management will provide an overview of this strategic partnership in conjunction with its fiscal second quarter 2022 earnings webcast and conference call scheduled for Tuesday, June 14, 2022.

Closing of Glencore $200 Million Financial Investment

Glencore completed its investment by purchasing a convertible note in the aggregate principal amount of $200 million (the “Note”). The Note has a 5-year term and is convertible into common shares of the Company (“Common Shares”) at a conversion price of $9.95 per Common Share. Interest payments will be in cash or payments in-kind (“PIK”), at Li-Cycle’s election. The Note is redeemable at the option of Li-Cycle at a redemption price equal to 100% of the principal amount of the Note then outstanding plus accrued and unpaid interest, and subject to the issuance of certain warrants to acquire additional Common Shares at a price per share equal to the conversion price of the Note until the original maturity date of the Note. In addition, Glencore has entered into an amended and restated standstill agreement and Li-Cycle has granted certain registration rights to Glencore. If Glencore elects to convert the entire aggregate principal amount of the Note, Glencore will hold an approximate 10% equity stake in Li-Cycle (based on the current number of outstanding Common Shares and not factoring in any accumulated PIK interest).

Kunal Sinha Joins Li-Cycle Board of Directors

Pursuant to certain director nomination rights granted to Glencore, in connection with Glencore’s investment in Li-Cycle, Kunal Sinha, Glencore’s Head of Recycling, has joined Li-Cycle’s Board of Directors. Mr. Sinha has been with Glencore since 2012. Prior to his current role, Mr. Sinha was the CEO of Glencore’s North American Sulfuric Acid business. Prior to joining Glencore, he worked for six years in Management Consulting at ZS Associates. Mr. Sinha holds an MBA from the London Business School, an M.S. in Systems and Entrepreneurial Engineering from the University of Illinois at Urbana-Champaign, and a B.Tech. in Mechanical Engineering from the Indian Institute of Technology (IIT), Kharagpur.

Additional information regarding this announcement may be found in a Form 6-K that will be filed with the U.S. Securities and Exchange Commission and the Ontario Securities Commission.

This announcement is neither an offer to sell nor a solicitation of an offer to buy any of these securities and shall not constitute an offer, solicitation, or sale in any jurisdiction in which such offer, solicitation, or sale is unlawful. The Common Shares to be issued in connection with the Investment have not been registered under the U.S. Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

If you have received (or are viewing) a copy of this document translated into a language other than English, such translated copy is qualified in its entirety by reference to the English version thereof, and in the event of any conflict the English version will govern.

Li-Cycle Fiscal Second Quarter 2022 Earnings Call Details

The Company’s second quarter earnings conference call and webcast will be held on Tuesday, June 14, 2022, at 8:30 AM ET. Investors may listen to the conference call live via audio-only webcast or through the following dial-in numbers:

Domestic:	1 (800) 909-5202
International:	1 (785) 830-1914
Participant Code:	LICYQ222
Webcast:	https://investors.li-cycle.com

A replay of the conference call/webcast will also be made available on the Investor Relations section of the Company’s website at https://investors.li-cycle.com.

About Li-Cycle Holdings Corp.

Li-Cycle (NYSE: LICY) is on a mission to leverage its innovative Spoke & Hub Technologies™ to provide a customer-centric, end-of-life solution for lithium-ion batteries, while creating a secondary supply of critical battery materials. Lithium-ion rechargeable batteries are increasingly powering our world in automotive, energy storage, consumer electronics, and other industrial and household applications. The world needs improved technology and supply chain innovations to better manage battery manufacturing waste and end-of-life batteries and to meet the rapidly growing demand for critical and scarce battery-grade raw materials through a closed-loop solution. For more information, visit https://li-cycle.com/.

About Glencore plc

Glencore is one of the world’s largest global diversified natural resource companies and a major producer and marketer of more than 60 responsibly sourced commodities that advance everyday life. Through a network of assets, customers and suppliers that spans the globe, they produce, process, recycle, source, market and distribute the commodities that enable decarbonisation while meeting the energy needs of today. Glencore’s ambition is to be a net zero total emissions company by 2050. In August 2021, they increased their medium-term emission reduction target to a 50% reduction by 2035 on 2019 levels and introduced a new short-term target of a 15% reduction by 2026 on 2019 levels. For more information, please visit the Glencore website at www.glencore.com.

CONTACTS

Li-Cycle Holdings Corp.

Investor Relations

Nahla A. Azmy

investors@li-cycle.com

Press

Kunal Phalpher

media@li-cycle.com

Glencore plc

Investor Relations

Martin Fewings

t: +41 41 709 28 80

m: +41 79 737 56 42

martin.fewings@glencore.com

Press

Charles Watenphul

t: +41 41 709 24 62

m: +41 79 904 33 20

charles.watenphul@glencore.com

Forward-Looking Statements

Certain statements contained in this communication may be considered “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, as amended, Section 21 of the U.S. Securities Exchange Act of 1934, as amended, and applicable Canadian securities laws. Forward-looking statements may generally be identified by the use of words such as “will”, “continue”, “anticipate”, “expect”, “estimate”, “potential”, “future”, “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. Forward-looking statements in this press release include, for example, statements about the anticipated benefits from the proposed collaboration with Glencore, including pursuant to the long-term commercial agreements between Li-Cycle, Glencore and, or, their respective affiliates; the ability of Li-Cycle and Glencore to build localized supply chains for both primary and recycled sources of key battery materials to drive sustainable global electrification and better serve their collective customers; ; the growing global market demand for lithium-ion batteries and their raw material; Li-Cycle’s current and anticipated capital resources and liquidity requirements ; and the development of Li-Cycle’s current pipeline of Spoke and Hub facilities, including its Rochester Hub. These statements are based on various assumptions, whether or not identified in this communication, which Li-Cycle believe are reasonable in the circumstances. There can be no assurance that such estimates or assumptions will prove to be correct and, as a result, actual results or events may differ materially from expectations expressed in or implied by the forward-looking statements.

These forward-looking statements are provided for the purpose of assisting readers in understanding certain key elements of Li-Cycle’s current objectives, goals, targets, strategic priorities, expectations and plans, and in obtaining a better understanding of Li-Cycle’s business and anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes and is not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Li-Cycle, and are not guarantees of future performance. Li-Cycle believes that these risks and uncertainties include, but are not limited to, the following: Li-Cycle’s inability to economically and efficiently source, recover and recycle lithium-ion batteries and lithium-ion battery manufacturing scrap, as well as third party black mass, and to meet the market demand for an environmentally sound, closed-loop solution for manufacturing waste and end-of-life lithium-ion batteries; Li-Cycle’s inability to successfully implement its global growth strategy, on a timely basis or at all; Li-Cycle’s inability to manage future global growth effectively; Li-Cycle’s inability to develop the Rochester Hub and its Spoke capital projects in a timely manner and/or on budget, and the risk that those capital projects will not meet expectations with respect to their productivity or the specifications of their end products; Li-Cycle’s failure to materially increase recycling capacity and efficiency; Li-Cycle may engage in strategic transactions, including acquisitions, that could disrupt its business, cause dilution to its shareholders, reduce its financial resources, result in incurrence of debt, or prove not to be successful; risks related to international expansion; one or more of Li-Cycle’s current or future facilities becoming inoperative, capacity constrained or if its operations are disrupted; additional funds required to meet Li-Cycle’s capital requirements in the future not being available to Li-Cycle on commercially reasonable terms or at all when it needs them; Li-Cycle expects to incur significant expenses and may not achieve or sustain profitability; problems with the handling of lithium-ion battery cells that result in less usage of lithium-ion batteries or affect Li-Cycle’s operations; Li-Cycle’s inability to maintain and increase feedstock supply commitments as well as securing new customers and off-take agreements; a decline in the adoption rate of EVs, or a decline in the support by governments for “green” energy technologies; decreases in benchmark prices for the metals contained in Li-Cycle’s products; changes in the volume or composition of feedstock materials processed at Li-Cycle’s facilities; the development of an alternative chemical make-up of lithium-ion batteries or battery alternatives; Li-Cycle’s revenues for the Rochester Hub will be derived significantly from a single customer; Li-Cycle’s insurance may not cover all liabilities and damages; Li-Cycle’s heavy reliance on the experience and expertise of its management; Li-Cycle’s reliance on third-party consultants for its regulatory compliance; Li-Cycle’s inability to complete its recycling processes as quickly as customers may require; Li-Cycle being subject to the risk of litigation or regulatory proceedings; Li-Cycle’s inability to compete successfully; increases in income tax rates, changes in income tax laws or disagreements with tax authorities; significant variance in Li-Cycle’s operating and financial results from period to period due to fluctuations in its operating costs and other factors; fluctuations in foreign currency exchange rates which could result in declines in reported sales and net earnings; unfavourable economic conditions, such as consequences of the global COVID-19 pandemic and international conflicts; natural disasters, unusually adverse weather, epidemic or pandemic outbreaks, cyber incidents, boycotts and geo-political events; failure to protect or enforce Li-Cycle’s intellectual property; Li-Cycle may be subject to intellectual property rights claims by third parties; Li-Cycle’s failure to effectively remediate the material weaknesses in its internal control over financial reporting that it has identified or if it fails to develop and maintain a proper and effective internal control over financial reporting. These and other risks and uncertainties related to Li-Cycle’s business are described in greater detail in the section entitled “Risk Factors” in its Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and the Ontario Securities Commission in Canada on January 31, 2022. Because of these risks, uncertainties and assumptions, readers should not place undue reliance on these forward-looking statements. Actual results could differ materially from those contained in any forward-looking statement.

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